

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 20, 2007

via U.S. Mail and facsimile to (310) 533-1906

Robert E. Dose
Vice President of Finance
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

   RE: **Virco Mfg. Corporation**
       Form 10-K for the fiscal year ended January 31, 2006
       Filed April 17, 2006
       File No. 1-8777

Dear Mr. Dose:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Terence O'Brien
         Branch Chief